March 23, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Kathleen Collins

Accounting Branch Chief

RE:	Majesco Entertainment Company

Form 10-K for the Fiscal Year Ended October 31, 2011

Filed January 17, 2012

File No. 00-51128

Dear Ms. Collins:

On behalf of Majesco Entertainment Company (“Majesco”, the “Company”, “we” or “us”), set forth below are responses to the questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 9, 2012 related to the Form 10-K for the Fiscal Year Ended October 31, 2011. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in your letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-5

1. Please provide us with the amount of advertising and hosted online gaming revenue recognized for all periods presented. If your service revenue is greater than ten percent, tell us whether you considered presenting revenue and cost of revenue from these services separately on the face of your consolidated statement of operations pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:

Revenue from hosted online gaming, including advertising revenue, amounted to approximately $0, $0 and $0.3 million, in the aggregate, in the fiscal years ended October 31, 2009, 2010 and 2011, respectively. These classes of revenue represented less than 10% of total revenue in the periods presented and therefore we have not stated these revenues separately on our consolidated statement of operations. We have stated in the footnotes to the financial statements that the Company has not earned significant revenue to date related to its online games. Our revenue from hosted online gaming may increase in the future and we will continue to evaluate our related disclosure requirements.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2. For each period presented, tell us the amount of revenue recognized for arrangements with online features where they are deemed (1) inconsequential and (2) substantive. In your response, please tell us the factors considered in making the determination of whether an online feature is deemed inconsequential or substantive, including which of your titles fall within either of these categories. Furthermore, if arrangements with substantive online features are material, tell us whether you considered clarifying your statement that substantive online features are “taken into account when applying the company’s revenue recognition policy” by explaining your policy in further detail to disclose if and how revenue is deferred and multiple element arrangement considerations.

Response:

In the periods presented, the Company did not sell any games with substantive online features. Total product sales of games with online features deemed inconsequential amounted to approximately $18,000, $0 and $0 in the fiscal years ended October 31, 2009, 2010 and 2011, respectively.

When evaluating whether online functionality is inconsequential or substantive, we consider the nature and value of the online features and their significance to the overall gameplay as perceived by the user, the extent of anticipated marketing focus on the online features and the cost and extent of related development and support efforts. During the year ended October 31, 2009, the Company earned approximately $18,000 from sales of one game with online features deemed inconsequential. For this game, the Company maintained a website as an online community for users to display, rate and trade game components designed by them using software delivered with the game. Because this online feature was not required for game play or essential to the functionality of the game, was not considered to have significant value and was not used by a significant portion of game purchasers, it was deemed inconsequential and the Company did not defer any portion of revenue from sales of the game.

In the periods presented, the Company’s revenues were earned primarily from the sale of physical “boxed” game software ready for use on hardware platforms such as Nintendo’s 3DS, DS, and Wii, Sony’s PlayStation 3, or PS3, and Microsoft’s Xbox 360. The boxed software included all significant game features, which may include multi-player use with a wireless connection or over networks maintained by platform manufacturers. For these games, the Company does not have any obligation to deliver additional software, subscription services or online services to enable the game’s functionality and the Company therefore records all revenue upon the sale of the games. As online game functionality continues to evolve, we may release games with substantive online features in the future, in which case we will provide details of the related material multiple element arrangement considerations and disclose if and how revenue is deferred.

3. You disclose that revenue from product downloads is generally recognized when the download is “made available,” assuming all other recognition criteria are met. Please explain how making the product available meets the criterion that delivery occurred.

Response:

Revenue from product downloads represents amounts earned by the Company when users purchase and take possession of Company software in digital form from third-party websites. In such cases, upon payment by the user, delivery is complete when the software is made available by the website for the user’s immediate possession by download to user hardware, after which the Company has no further performance obligation.

The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (732) 476-1956.

Very truly yours,

/s/ Michael Vesey Michael Vesey
Chief Financial Officer